SECOND SUPPLEMENTAL INDENTURE

SECOND SUPPLEMENTAL INDENTURE, dated as of July 19, 2007 (this "Supplemental Indenture"), by and among Gundle/SLT Environmental, Inc., a Delaware corporation (the "Company"), having its principal offices at 19103 Gundle Road, Houston, Texas 77073, GSE Lining Technology, Inc., a Delaware corporation ("GSE Lining"), having its principal offices at 19103 Gundle Road, Houston, Texas 77073, GSE International, Inc., a Delaware corporation ("GSE International" and, together with GSE Lining, the "Delaware Guarantors"), having its principal offices at 19103 Gundle Road, Houston, Texas 77073, GSE Clay Lining Technology Co., a South Dakota general partnership ("GSE Clay Lining" and, together with the Delaware Guarantors, the "Guarantors"), having its principal offices at 3150 1st Avenue, Spearfish, South Dakota, and U.S. Bank National Association, a national banking association organized under the laws of the United States of America, as trustee (the "Trustee"), having its principal Corporate Trust Office at U.S. Bank National Association, 60 Livingston Avenue, EP-MN-WS3C, St. Paul, MN 55107-2292.

RECITALS:

WHEREAS, the Company executed and delivered its Indenture, dated as of May 18, 2004, as supplemented by the First Supplemental Indenture, dated as of May 18, 2004 (as so supplemented, the "Original Indenture"), to the Trustee, pursuant to which the Company has $150 million aggregate principal amount of 11% Series B Senior Notes due 2012 (the "Notes") outstanding. Capitalized terms used herein without definition shall have the meanings assigned to them in the Original Indenture;

WHEREAS, Section 9.2 of the Original Indenture provides that the Company and the Trustee may, with certain exceptions, amend the Indenture and the Notes with the consent of the Holders of not less than a majority in principal amount of the outstanding Notes affected by such supplemental indenture;

WHEREAS, the Company has distributed a Consent Solicitation Statement, dated as of July 9, 2007 (the "Solicitation Statement"), and accompanying Consent, dated as of July 9, 2007, to the Holders of the Notes in connection with a certain proposed amendment to the Indenture as described in the Solicitation Statement (the "Proposed Amendment");

WHEREAS, the Holders of more than a majority of the principal amount of the Notes outstanding have duly consented to the Proposed Amendment;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company to authorize and approve the Proposed Amendment; and

WHEREAS, an Officers' Certificate and Opinion of Counsel have been delivered to the Trustee in accordance with Sections 9.6, 11.4 and 11.5 of the Original Indenture.

WHEREAS, the execution and delivery of this Second Supplemental Indenture have been duly authorized by all necessary corporate action on the part of the Company and the Delaware Guarantors and all necessary general partnership action on the part of GSE Clay Lining and all conditions and requirements necessary to make this instrument a valid and binding agreement have been duly performed and complied with.

NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Trustee mutually covenant and agree, for the equal and ratable benefit of the Holders of the Notes, as follows:

ARTICLE I — AMENDMENT

SECTION 1.01. AMENDMENT TO THE REPORTING REQUIREMENTS IN THE ORIGINAL INDENTURE.

Section 4.3 is amended to read as follows:

Whether or not the Company is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, so long as any Notes are outstanding, the Company will furnish to the Trustee and to each Holder of Notes, within 10 days after the expiration of the time periods specified in the Commission’s rules and regulations applicable to non-accelerated filers (if the Company were subject to such rules and regulations):

(i) a consolidated balance sheet of the Company as of the end of each fiscal year, including footnotes, and the related consolidated statements of income and retained earnings and of cash flows for such fiscal year, including footnotes, setting forth in comparative form consolidated figures for the preceding fiscal year, together with a report thereon by the Company’s certified independent public accountants, and a management’s discussion and analysis of financial condition and results of operations for such periods;

(ii) with respect to each of the first three fiscal quarters in each fiscal year of the Company, a consolidated balance sheet of the Company, including footnotes, as of the end of such fiscal quarter, and the related consolidated statements of income and of cash flows for such fiscal quarter and the then elapsed portion of such fiscal year, including footnotes, setting forth in comparative form consolidated figures for the corresponding periods of the preceding fiscal year, and a management’s discussion and analysis of financial condition and results of operations for such periods; and

(iii) all current reports that would be required to be filed with the Commission on Form 8-K pursuant to items 1.01, 1.02, 1.03, 2.01, 2.03, 2.04, 2.05, 2.06, 3.03, 4.01, 4.02, 5.01 and 5.02, but excluding executive compensation information currently required by item 5.02(f), if the Company were required to file such reports.

The Company will (a) distribute such information and such reports (as well as the details regarding the conference call described below) electronically to the Trustee and (b) make them available to any Holder of Notes, any beneficial owner of Notes or any prospective investor, securities analyst or market maker in the Notes by posting such information and reports on IntraLinks or a comparable password protected electronic transmission system, which will require a confidentiality acknowledgement.

In addition, within 105 days from the end of each fiscal year and within 60 days from the end of each of the first three quarters of each fiscal year, the Company will hold a conference call to discuss results of operations and allow participants to ask questions at the end of such call, including any securities analyst or market maker in the Notes. The Company will make the details regarding the conference call available to any Holder of Notes, any beneficial owner of Notes or any prospective investor, securities analyst or market maker in the Notes on Intralinks or a comparable password protected electronic transmission system, which will require a confidentiality acknowledgement. Securities analysts or market makers will not be deemed to have violated any confidentiality obligation to the Company as a result of the publication of research or other reports in each case in the ordinary course of their business or as a result of providing information to investors or prospective investors in the ordinary course of their business.

ARTICLE II — MISCELLANEOUS

SECTION 2.01. EFFECT OF SUPPLEMENTAL INDENTURE. From and after the effective date of this Second Supplemental Indenture, the Original Indenture and the Notes shall be supplemented in accordance herewith, and this Second Supplemental Indenture shall form a part of the Original Indenture and the Notes for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Original Indenture shall be bound thereby.

SECTION 2.02. INDENTURE REMAINS IN FULL FORCE AND EFFECT. Except as supplemented by this Second Supplemental Indenture, all provisions in the Original Indenture and the Notes shall remain in full force and effect.

SECTION 2.03. REFERENCES TO SUPPLEMENTAL INDENTURE. Any and all notices, requests, certificates and other instruments executed and delivered after the execution and delivery of this Second Supplemental Indenture may refer to the Original Indenture without making specific reference to this Second Supplemental Indenture, but nevertheless all such references shall include this Second Supplemental Indenture unless the context requires otherwise.

SECTION 2.04. CONFLICT WITH TRUST INDENTURE ACT. The Company will comply with the provisions of the TIA. If any provision of this Second Supplemental Indenture limits, qualifies or conflicts with any provision of the TIA that is required under the TIA to be part of and govern any provision of this Second Supplemental Indenture, the provision of the TIA shall control. If any provision of this Second Supplemental Indenture modifies or excludes any provision of the TIA that may be so modified or excluded, the provision of the TIA shall be deemed to apply to the Indenture as so modified or to be excluded by this Second Supplemental Indenture, as the case may be.

SECTION 2.05. SEVERABILITY. If any court of competent jurisdiction shall determine that any provision in this Second Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 2.06. HEADINGS. The Article and Section headings of this Second Supplemental Indenture have been inserted for convenience of reference only, are not to be considered a part of this Second Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

SECTION 2.07. BENEFITS OF SECOND SUPPLEMENT INDENTURE. Nothing in this Second Supplemental Indenture or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder and the Holders of the Notes any benefit of any legal or equitable right, remedy or claim under the Original Indenture, this Second Supplemental Indenture or the Notes.

SECTION 2.08. SUCCESSORS AND ASSIGNS. All agreements by the Company in this Second Supplemental Indenture shall bind its successors and assigns, whether or not so expressed. All agreements by the Trustee in this Second Supplemental Indenture shall bind its successors, whether or not so expressed.

SECTION 2.09. TRUSTEE NOT RESPONSIBLE FOR RECITALS. The recitals contained herein shall be taken as the statements of the Company and the Trustee assumes no responsibility for their correctness.

SECTION 2.10. CERTAIN DUTIES AND RESPONSIBILITIES OF THE TRUSTEE. In entering into this Second Supplemental Indenture, the Trustee shall be entitled to the benefit of every provision of the Original Indenture and the Notes relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided.

SECTION 2.11. GOVERNING LAW. This Second Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York. This Second Supplemental Indenture is subject to the provisions of the TIA that are required to be part of this Second Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 2.12. COUNTERPART ORIGINALS. This Second Supplemental Indenture may be executed in any number of counterparts, and each of such counterparts shall for all purposes be deemed to be an original, but all of such counterparts shall together constitute one and the same instrument.

SECTION 2.13. EFFECTIVENESS. This Second Supplemental Indenture shall become effective upon the acceptance for payment by the Company of any Notes tendered pursuant to the Consent Solicitation.

SECTION 2.14. CONFIRMATION. Each of the Company and the Trustee hereby confirms and reaffirms the Original Indenture in every particular except as amended and supplemented by this Second Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Second Supplemental Indenture to be duly executed as of the date first above written.

GUNDLE/SLT ENVIRONMENTAL, INC.

By:	/s/ Ernest C. English, Jr.
Name: Ernest C. English, Jr. Title: Vice President, Chief Financial Officer/Treasurer/Assistant Secretary

GSE LINING TECHNOLOGY, INC.

By:	/s/ Ernest C. English, Jr.
Name: Ernest C. English, Jr. Title: Vice President/Chief Financial Officer/Treasurer

GSE INTERNATIONAL, INC.

By:	/s/ Ernest C. English, Jr.
Name: Ernest C. English, Jr. Title: Vice President/Treasurer/Assistant Secretary

GSE CLAY LINING TECHNOLOGY CO.

By:	/s/ Ernest C. English, Jr.
Name: Ernest C. English, Jr. Title: Authorized Signatory

U.S. BANK NATIONAL ASSOCIATION, as Trustee

By:	/s/ Richard Prokosch
Name: Richard Prokosch Title: Vice President